SHIN CORPORATION

[redacted]

April 25, 2007

07023113

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 033/2007**

  Subject: Notification of the Resolutions of the 2007 Annual General Meeting of Shareholders.

  Date: April 25, 2007

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mr. Aneck Pana-apichon
Vice President – Finance and Accounting
Shin Corporation Plc.

RECEIPT COPY
Received by:
Date:

Enclosure

SHIN CORPORATION PUBLIC COMPANY LIMITED
Company Registration No. Bor Mor Jor 58
414 Shinawatra Tower 1, Phahon Yothin Rd., Phaya Thai, Bangkok 10400 THAILAND.
Tel : (662) 299-5000 Fax : (662) 299-5196 www.shincorp.com

Summary Translation Letter
To the Stock Exchange of Thailand
April 25, 2007

SH 033/2007

April 25, 2007

Re: Notification of the Resolutions of the 2007 Annual General Meeting of Shareholders

To: The President
The Stock Exchange of Thailand

The 2007 Annual General Meeting of Shareholders of Shin Corporation Public Company Limited (the "Company") held on April 25, 2007 at 2 p.m. at the Auditorium, 9th floor, Shinawatra Tower 3, Viphavadi Rangsit Road, Chatuchak, Bangkok, has resolved as follows:

1. Certified the minutes of the 2006 Annual General Meeting of Shareholders held on April 27, 2006.

2. Certified the Company's operating results of 2006 and approved the balance sheets, statement of income, and cash flow statements of 2006 ended December 31, 2006;

3. Approved the Company's dividends payment for the year 2006 of Baht 2.30 per share, amounting to Baht 7,350.41 million. This includes an interim dividend payment of Baht 1.30 per share, amounting to Baht 4,153.99 million, which was paid on September 14, 2006. Therefore, the remaining dividend payment on operating results for the year 2006 is Baht 1.00 per share, approximately Baht 3,196.42 million.

   The closing date of the share registration book to determine which shareholders are eligible to receive the dividend is April 5, 2007, at noon. Dividend will be paid on May 11, 2007.

4. Approved the appointment of four auditors of PricewaterhouseCoopers ABAS Limited (PwC) as the Company's auditors for 2007 as follow:

Mr. Suchart Luengsuraswat	CPA. No. 2807
Ms. Nangnoi Charoenthaveesub	CPA. No. 3044
Mrs. Suwannee Bhuripanyo	CPA. No. 3371
Mr. Prasit Yuengsrikul	CPA. No. 4174

   Any of the above auditors can conduct the audit and express an opinion on the Company's financial statements. In the event that none of these auditors is available, PwC is authorized to delegate another one of its certified public accountants to conduct the audit. It was recommended that the audit fee for 2007 should not be higher than Baht 2.36 million.

5. Approved the appointment of directors in replacement of directors who will retire in 2007. The details are as follows:

   5.1 The following three directors are due to retire by rotation in 2007:

   - Mr. Phoon Siew Heng — Director and Authorize Director
   - Dr. Vichit Suraphongchai — Director and Authorize Director
   - Mr. Surin Upatkoon — Director

   5.2 The re-elect all three directors who are due to retire by rotation are as follows:

   - Mr. Phoon Siew Heng — Director and Authorize Director
   - Dr. Vichit Suraphongchai — Director and Authorize Director
   - Mr. Surin Upatkoon — Director

5.3 The members of the Board of Directors will be as follows:

o Mr. Pong Sarasin	Chairman of the Board of Directors
o Dr. Virach Aphimettetamrong	Director and Chairman of the Audit Committee
o Mr. Vithit Leenutaphong	Director and Audit Committee
o Mr. Somchai Supphatada	Director and Audit Committee
o Mr. Phoon Siew Heng	Director
o Dr. Vichit Suraphongchai	Director
o Mr. Surin Upatkoon	Director
o Mr. Boonklee Plangsiri	Director
o Mrs.Siripen Sitasuwan	Director

6. Approved the appointment of Mr. Somprasong Boonyachai as a new director. The Company's Board of Directors will be composed of the following members:

o Mr. Pong Sarasin	Chairman of the Board of Directors
o Dr. Virach Aphimeteetamrong	Chairman of the Audit Committee
o Mr. Vithit Leenutapong	Director and Audit Committee
o Mr. Somchai Supphatada	Director and Audit Committee
o Mr. Phoon Siew Heng	Director
o Dr. Vichit Suraphongchai	Director
o Mr. Surin Upatkoon	Director
o Mr. Boonklee Plangsiri	Director
o Mrs.Siripen Sitasuwan	Director
o Mr. Somprasong Boonyachai	Director

7. Approved, with approval of the Remuneration Committee, the directors' remuneration for 2007 fixed at a total amount not exceeding Baht 15 million. The remuneration consists of a monthly allowance, a bonus and a meeting allowance as detailed below:

   - The Chairman of the Board shall receive a monthly allowance of 300,000 baht and an annual bonus;
   - Independent Director, non-executive directors and directors who are representatives of shareholders shall receive a monthly allowance of 75,000 baht, a meeting allowance of 25,000 baht for each board or sub-committee meeting and an annual bonus;
   - The Chairman of the Audit Committee shall receive a monthly allowance of 90,000 baht, a meeting allowance of 25,000 baht for each board or sub-committee meeting and an annual bonus;
   - Executive directors shall not receive any remuneration as members of the Board.

8. Approved the allotment of 6,970,000 additional ordinary shares, at the par value of Baht 1 each, to reserve for exercising the right in pursuance of the ESOP warrants Grant 2, 3, 4 and 5, due to entering into the terms and conditions of the Application Form regarding the Issuance and Offering of ESOP Program.

   Regarding the dividends payments of the company for the year 2006, the Company has approved dividends payments in excess of 50% of net profit after income tax. This has affected the exercise price and exercise ratio of warrants to purchase the Company's ordinary shares, which were offered to directors and employees of the Company (ESOP) Grant 2, 3, 4 and 5, as stated in the Application Form regarding the Issuance and Offering of ESOP Program. The ESOP warrant holders' rights shall not be decreased. The Company, therefore, will allot 6,970,000 additional shares to be reserved for the new exercise ratio of ESOP Grant 2, 3, 4 and 5.

   The Executive Committee or the designated person(s) by the Board of Directors are authorized to consider and prescribe other details relevant to the issuance of the warrants, including seeking approvals from the relevant authorities and performing any other necessary actions related to the allotment of the additional ordinary shares and including the listing of such new ordinary shares on the Stock Exchange of Thailand.

END